

December 12, 2013

Via E-mail
Glenn S. Lyon
Chief Executive Officer
The Finish Line, Inc.
3308 North Mitthoeffer Road
Indianapolis, IN 46235

>   **Re: The Finish Line, Inc.**
>   **Form 10-K for the Fiscal Year Ended March 2, 2013**
>   **Filed April 29, 2013**
>   **File No. 000-20184**

Dear Mr. Lyon:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any information you provide in response to these comments, we may have additional comments.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

Executive Summary, page 15

1.   We note you disclose "digital comparable sales (which are included in comparable store net sales) increased 25.1%." Please provide us a draft to be included in future filings to describe how you define "digital comparable sales."

<u>Fifty-Two Weeks Ended March 2, 2013 Compared to the Fifty-Three Weeks Ended March 3, 2012, page 20</u>

<u>Net Sales, page 20</u>

2.   We note you attributed the increase of net sales to a 5.8% increase of comparable store net sales which includes a 25.1% increase in digital sales. Please clarify how "25.1%" was calculated and provide us the amounts of digital sales for the periods presented. In addition, provide us a draft to be included in future filings that either separately quantifies the digital sales included in your calculation of comparable store net sales or provides transparent disclosure regarding the effect of digital sales on your comparable store net sales.

<u>Contractual Obligations, page 27</u>

3.   We note from footnote (1) to your tabular disclosure of contractual obligations that your operating lease obligations of $651.5 million include a guaranteed minimum license fee. Please provide us a draft disclosure to be included in future filings that describes the terms of the guaranteed minimum license fees.

<u>Item 8. Financial Statements and Supplementary Data, page 27</u>

<u>Note 1. Significant Accounting Policies, page 35</u>

4.   We note that depreciation expense has increased approximately 15% for fiscal 2013 compared to fiscal 2012. Please tell us the factors leading to the increase. In addition, provide us a draft disclosure to be included in future filings to clarify which line items of your consolidated statements of income include depreciation expense.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Myra Moosariparambil at (202) 551-3796 or Steve Lo at (202) 551-3394 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining